Exhibit 99.1

Jiayin Group Inc. Announces Closing of the Acquisition of 35% Equity Interest in

Keen Best Investments Limited

SHANGHAI, September 30, 2020 (GLOBE NEWSWIRE) --Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced that, further to the press release dated March 13, 2020, Geerong (HK) Limited (“Geerong”, formerly known as Jiayin (HK) Limited), an indirect wholly-owned subsidiary of the Company, has closed the acquisition of 35% equity interest in Keen Best Investment Limited (“Keen Best”) from China Smartpay Group Holdings Limited (“Smartpay”), a Cayman Islands incorporated company, whose shares are listed on GEM of The Stock Exchange of Hong Kong Limited (Stock code: 8325).

On March 13, 2020, Geerong and another independent purchaser (“Purchasers”) entered into a share purchase agreement (the “SPA”) with Smartpay, pursuant to which, among others, Geerong agreed, subject to certain conditions, to acquire 35 ordinary shares of Keen Best, representing 35% equity interest in Keen Best, a wholly-owned subsidiary of Smartpay (the “Shares”). Keen Best and its subsidiaries are principally engaged in internet microcredit business in the PRC.

The Company is pleased to announce that the conditions precedent under the SPA have been fulfilled and it has closed the acquisition of the Shares on September 29, 2020. The purchase price for the Shares is HK$105,000,000, which has been settled by offsetting against the receivables held by the Company from Smartpay.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between investors and borrowers, whose needs are underserved by traditional financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

In China:

Jiayin Group

Ms. Shelley Bai

Email: ir@jiayinfintech.cn

or

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the U.S.:

Ms. Julia Qian

Email: julia@blueshirtgroup.com